SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K/A

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended December 31, 2001


                                    BP p.l.c.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


            Form 20-F    |X|                 Form 40-F
                     -----------------                -----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                               No      |X|
                     -----------------                -----------------


THIS REPORT ON FORM 6-K/A SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Page 2
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - DECEMBER 2001

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Turnover                                 - $m     36,817        44,562       174,218       148,062
  Total replacement cost operating profit  - $m      1,907         4,763        16,135        17,756
  Replacement cost profit before
    exceptional items                      - $m      1,056         2,799         9,880        11,214
  Replacement cost profit for the period   - $m        892         2,971         9,910        11,142
  Historical cost profit for the period    - $m       (405)        2,410         8,010        11,870
  Profit per Ordinary Share                - cents   (1.78)        10.53         35.70         54.85
  Dividends per Ordinary Share             - cents    5.75          5.25          22.0          20.5

(a) For further information on replacement cost profit see Note 6 of Notes to Consolidated Financial Statements

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2000. Comparative figures for year ended December 31, 2000 have been restated to reflect the transfer of BP's North American NGL business from Refining and Marketing to Gas and Power.

The changes in turnover for the fourth quarter primarily reflect significant decreases in oil and gas prices in Exploration and Production, as well as lower retail and wholesale fuel prices in Refining and Marketing. Turnover for the year also reflects the inclusion of ARCO for the whole of the year in 2001, compared to around nine months (from April 14) in 2000, the acquisition of Burmah Castrol from July 7, 2000 and the consolidation of the European fuels business with effect from August 1, 2000, which more than offset lower prices.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $1,056 million for the three months ended December 31, 2001, compared with $2,799 million for the equivalent period of 2000. These results are after charging special items of $714 million ($571 million after tax) for the three months ended December 31, 2001, and $962 million ($693 million after tax) for the equivalent period of 2000. The results for the three months ended December 31, 2001 and 2000 are also after charging acquisition amortization of $577 million and $598 million, respectively. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The special charges for the three months ended December 31, 2001 comprised additional severance charges, mainly related to former ARCO employees, Grangemouth, Scotland restructuring charges, an impairment charge for our partner operated Lake Maracaibo operations in Venezuela, Castrol, Solvay and Erdolchemie integration costs and a litigation charge. Those for the corresponding period of 2000 related to ARCO, Vastar and Castrol integration costs, rationalization costs post the BP/Amoco merger, environmental charges and asset writedowns.

For the year ended December 31, 2001, the replacement cost profit before exceptional items was $9,880 million, down from $11,214 million in 2000. The results for 2001 are after charging special items of $1,058 million ($821 million after tax) and acquisition amortization of $2,477 million. The results for 2000 include special charges of $1,994 million ($1,454 million after tax), and acquisition amortization of $1,535 million.

The historical cost loss for the three months ended December 31, 2001 was $405 million after inventory holding losses of $1,297 million and net exceptional losses of $38 million ($164 million after tax) in respect of net losses on the sale of fixed assets and businesses and termination of operations. For the equivalent period of 2000 there was a profit of $2,410 million after inventory holding losses of $561 million, and including net exceptional gains of $78 million ($172 million loss after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations.

For the year ended December 31, 2001, the historical cost profit was $8,010 million, after inventory holding losses of $1,900 million and including net exceptional gains of $535 million ($30 million after tax) in respect of net profits on sale of fixed assets and businesses and terminations of operations. For the year ended December 31, 2000, the historical cost profit was $11,870 million, including inventory holding gains of $728 million and net exceptional gains of $220 million ($72 million loss after tax) in respect of net profits on sale of fixed assets and businesses and terminations of operations.

Page 3
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Net taxation, other than production taxes, charged for the three months ended December 31, 2001 was $537 million compared with $1,242 million in the equivalent period last year. The fourth quarter 2001 included a tax charge of $126 million in respect of exceptional items compared with a tax credit of $94 million for the fourth quarter of 2000. The effective tax rate on replacement cost profit before exceptional items was 28% for the three months ended December 31, 2001 and 31% for the year, compared with 32% and 29% for the equivalent period of 2000. The rate reduction for the fourth quarter was due to tax relief on inventory holding losses, which more than offset the impact of higher acquisition amortization. The higher rate for the year was largely due to the increase in acquisition amortization, which is not tax deductible.

Interest expense for the three months ended December 31, 2001 was $414 million compared with $611 million (including $111 million relating to a bond redemption charge) in the equivalent period of 2000 reflecting lower interest rates. For the year ended December 31, 2001, interest expense was $1,670 million compared to $1,770 million a year ago (including $62 million and $111 million, respectively, relating to bond redemption charges). Lower interest rates during 2001 were partly offset by higher average debt and the impact of revaluing environmental and other provisions at a lower interest rate.

Net cash outflow for the three months ended December 31, 2001 was $1.0 billion, compared with $1.6 billion for the equivalent period of 2000. Operating cash flow was similar in both periods, with higher tax payments in the fourth quarter of 2000. For the year 2001, net cash inflow was $1.0 billion compared with a net cash inflow of $3.7 billion in the same period in 2000. For the year ended December 31, 2001 the overall decreased cash flow is primarily driven by higher capital expenditure and significantly lower divestment proceeds (the second quarter of 2000 included the proceeds from the sale of the ARCO Alaska assets).

Capital expenditure and acquisitions in the fourth quarter and year of 2001 were $4.4 billion and $14.1 billion, respectively. Expenditure for the year 2001 included the acquisition of Bayer's 50% interest in Erdolchemie and the formation of the joint venture with Solvay. Excluding acquisitions, capital expenditure for the fourth quarter and year 2001 was $4.0 billion and $13.2 billion. For the three months and year ended December 31, 2000 capital expenditure and acquisitions were $5.0 billion and $47.6 billion, respectively. Expenditure for the year ended December 31, 2000 included the acquisition of ARCO, Burmah Castrol, the Mobil share of the European Joint Venture and the minority interest in Vastar, a 2.2% interest in PetroChina, and Exxon's aviation lubricants business. Excluding the effect of these acquisitions, capital expenditure for the fourth quarter and year 2000 was $3.4 billion and $11.2 billion, respectively.

Net debt at December 31, 2001 was $19.6 billion. The ratio of net debt to net debt plus equity was 21% compared to the 19% rate at September 30, 2001 and 21% at December 31, 2000. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 26% at December 31, 2001 compared with 24% at September 30, 2000 and 27% at December 31, 2000. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and associate and joint venture borrowing.

The group has access to significant sources of liquidity in the form of committed facilities and other funding through the capital markets. At December 31, 2001 the group had available undrawn committed facilities of $3.4 billion. These committed facilities, which are mainly with a number of international banks, expire in 2002 and we expect to renew tham on an annual basis. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

The return on average capital employed on a replacement cost basis for the three months ended December 31, 2001 was 6% compared with 15% for the equivalent period of 2000. For the year ended December 31, 2001, the return on average capital employed was 12%. For further information on the return on average capital employed calculation see Note 12 of Notes to Consolidated Financial Statements.

BP purchased for cancellation approximately 14 million of its own shares during the fourth quarter of 2001 at a cost of $99 million. Total share purchases over the year to December 31, 2001 amounted to approximately 154 million at a cost of $1,281 million.

BP announced a fourth quarterly dividend for 2001 of 5.75 cents per ordinary share. Holders of ordinary shares will receive 4.055 pence per share and holders of American Depositary Receipts (ADRs) $0.345 per ADS. The dividend for the year was 22.00 cents per share, up 7%, which is equivalent to 15.436 pence per share, up 12% over last year. The dividend is payable on March 18, 2002 to shareholders on the register on February 22, 2002. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on March 18, 2002.

BP intends to continue to pay dividends in the future of around 50% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. Mid-cycle operating conditions reflect adjustments to prices, margins, costs and capacity utilization to levels which we would expect on average over the long term.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization as defined in footnote (a) below. The pro forma result, adjusted for special items, has been derived from BP's UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                           Pro forma
Reconciliation of reported                                                                    result
profit (loss) to pro forma result                      Acquisition      Special         adjusted for
adjusted for special items               Reported     amortization(a)     items(b)     special items
                                        ---------     ------------      -------        -------------
                                                           ($ million)
Three months ended December 31, 2001
Exploration and Production                  1,655              397          322                2,374
Gas and Power                                 106                -            -                  106
Refining and Marketing                        392              180          213                  785
Chemicals                                     (67)               -          106                   39
Other businesses and corporate               (179)               -           73                 (106)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit           1,907              577          714                3,198
Interest expense                             (414)               -            -                 (414)
Taxation                                     (411)               -         (143)                (544)
Minority shareholders' interest               (26)               -            -                  (26)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before
  exceptional items                         1,056              577          571                2,204
                                        ---------        =========    =========            ---------
  per ordinary share (cents)                 4.73                                               9.85
                                        =========                                          =========

Three months ended December 31, 2000
Exploration and Production                  4,238              413           49                4,700
Gas and Power                                 183                -            -                  183
Refining and Marketing                        792              185          344                1,231
Chemicals                                     (82)               -          222                  140
Other businesses and corporate               (368)               -          236                 (132)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit           4,763              598          851                6,212
Interest expense                             (611)               -          111                 (500)
Taxation                                   (1,336)               -         (269)              (1,605)
Minority shareholders' interest               (17)               -            -                  (17)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before
  exceptional items                         2,799              598          693                4,090
                                        ---------        =========    =========            ---------
   per ordinary share (cents)               12.40                                              18.25
                                        =========                                          =========


---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the fourth quarter 2001 comprise additional severance charges, mainly related to former ARCO employees, an impairment charge for our partner operated Venezuelan Lake Maracaibo operations, Castrol, Solvay and Erdolchemie integration costs, Grangemouth restructuring and litigation costs. The special items for the fourth quarter 2000 comprise principally ARCO, Vasta and Burmah Castrol integration costs, rationalization costs post the BP Amoco merger, environmental charges and asset writedowns.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

                                                                                           Pro forma
Reconciliation of reported                                                                    result
profit (loss) to pro forma result                      Acquisition      Special         adjusted for
adjusted for special items               Reported     amortization(a)     items(b)     special items
                                        ---------     ------------      -------        -------------
                                                           ($ million)
Year ended December 31, 2001
Exploration and Production                 12,417           1,759           322               14,498
Gas and Power                                 521               -             -                  521
Refining and Marketing                      3,625             718           487                4,830
Chemicals                                     128               -           114                  242
Other businesses and corporate               (556)              -            73                 (483)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit          16,135           2,477           996               19,608
Interest expense                           (1,670)              -            62               (1,608)
Taxation                                   (4,512)              -          (237)              (4,749)
Minority shareholders' interest               (73)              -             -                  (73)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before
  exceptional items                         9,880           2,477           821               13,178
                                        ---------       =========     =========            ---------
   per ordinary share (cents)               44.03                                              58.73
                                        =========                                          =========

Year ended December 31, 2000
Exploration and Production                 14,012           1,174           524               15,710
Gas and Power                                 571               -             -                  571
Refining and Marketing                      3,523             440           595                4,558
Chemicals                                     760               -           276                1,036
Other businesses and corporate             (1,110)              -           488                 (622)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit          17,756           1,614         1,883               21,253
Interest expense                           (1,770)              -           111               (1,659)
Taxation                                   (4,680)              -          (540)              (5,220)
Minority shareholders' interest               (92)            (79)            -                 (171)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before
  exceptional items                        11,214           1,535         1,454               14,203
                                        ---------       =========     =========            ---------
   per ordinary share (cents)               51.82                                              65.63
                                        =========                                          =========


---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for 2001 comprise additional severance charges, mainly related to former ARCO employees, rationalization costs in the European downstream commercial business, an impairment charge for our partner operated Venezuelan Lake Maracaibo operations, Castrol, Solvay and Erdolchemie integration costs, Grangemouth restructuring and litigation costs. The special items for 2000 comprise principally ARCO, Vastar and Burmah Castrol integration costs, rationalization costs post the BP Amoco merger, environmental charges and asset writedowns.

Page 6
                                 BP p.l.c. AND SUBSIDIARIES
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


OPERATING INFORMATION

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
   UK                                                  500          514            485           534
   Rest of Europe                                      116           92            100            90
   USA                                                 772          725            744           729
   Rest of World                                       629          600            602           575
                                                   -------      -------        -------       -------
Total crude oil and liquids production               2,017        1,931          1,931         1,928
                                                   =======      =======        =======       =======

Natural gas production (million cubic feet per day),
(net of royalties)
   UK                                                1,715        1,893          1,713         1,652
   Rest of Europe                                      160          156            147           136
   USA                                               3,621        3,403          3,554         3,054
   Rest of World                                     3,268        3,169          3,218         2,767
                                                   -------      -------        -------       -------
Total natural gas production                         8,764        8,621          8,632         7,609
                                                   =======      =======        =======       =======

Total production (a)
(thousand barrels of oil equivalent per day),
(net of royalties)
   UK                                                  796          840            780           819
   Rest of Europe                                      144          119            125           113
   USA                                               1,396        1,312          1,357         1,256
   Rest of World                                     1,192        1,146          1,157         1,052
                                                   -------      -------        -------       -------
Total production                                     3,528        3,417          3,419         3,240
                                                   =======      =======        =======       =======

Natural gas sales volumes
(million cubic feet per day)
   UK                                                2,534        3,019          2,641         2,526
   Rest of Europe                                      232          224            213           178
   USA                                               8,094        8,206          8,327         6,525
   Rest of World                                     8,867        6,007          7,613         5,243
                                                   -------      -------        -------       -------
Total natural gas sales volumes (b)                 19,727       17,456         18,794        14,471
                                                   =======      =======        =======       =======

NGL sales volumes (thousand barrels per day)
   UK                                                    -            -              -             -
   Rest of Europe                                        -            -              -             -
   USA                                                 226          169            221           154
   Rest of World                                       215          241            189           195
                                                   -------      -------        -------       -------
Total NGL sales volumes                                441          410            410           349
                                                   =======      =======        =======       =======

---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels. (b) Encompasses sales by Exploration and Production and Gas and Power, including marketing, trading and supply sales.

Page 7
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


OPERATING INFORMATION

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                  268          295            266           256
   Rest of Europe                                    1,084        1,077          1,062           901
   USA                                               1,773        1,974          1,866         1,783
   Rest of World                                       612          539            603           480
                                                   -------      -------        -------       -------
   Total marketing sales                             3,737        3,885          3,797         3,420
   Trading/supply sales                              2,710        2,878          2,409         2,103
                                                   -------      -------        -------       -------
   Total refined product sales                       6,447        6,763          6,206         5,523
Crude oil                                            4,599        5,442          4,473         5,984
                                                   -------      -------        -------       -------
Total oil sales                                     11,046       12,205         10,679        11,507
                                                   =======      =======        =======       =======

Refinery throughputs (thousand barrels per day)
   UK                                                  415          391            364           324
   Rest of Europe                                      692          727            663           602
   USA                                               1,371        1,584          1,526         1,625
   Rest of World                                       369          383            376           365
                                                   -------      -------        -------       -------
Total throughput                                     2,847        3,085          2,929         2,916
                                                   =======      =======        =======       =======

Chemicals production (thousand tonnes)
   UK                                                  792          833          3,126         3,137
   Rest of Europe                                    2,278        1,701          7,925         6,713
   USA                                               2,279        2,255          8,943         9,874
   Rest of World                                       699          596          2,722         2,341
                                                   -------      -------        -------       -------
Total production                                     6,048        5,385         22,716        22,065
                                                   =======      =======        =======       =======

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Turnover                                 - $m      5,336         8,965        28,229        30,942
  Total replacement cost operating profit  - $m      1,655         4,238        12,417        14,012
  Results included:
  Exploration expense                      - $m        144           157           480           599
  Key Statistics:
  Average prices   :Crude oil (a)          - $/bbl   17.72         28.08         22.50         26.63
  realized by BP
                   :Natural gas            - $/mcf    2.28          3.76          3.30          2.91
  Brent oil price                          - $/bbl   19.41         29.56         24.44         28.44
  West Texas intermediate oil price        - $/bbl   20.31         31.99         25.89         30.38
  Henry Hub gas price (b)                  - $/mmBtu  2.43          5.28          4.26          3.90


---------------

(a)   Crude oil and natural gas liquids
(b)   Henry Hub First of the Month Index


Total replacement cost operating profit for the three months and year ended December 31, 2001 was $1,655 million and $12,417 million respectively. This compares with $4,238 million and $14,012 million for the corresponding periods in 2000. Significantly lower oil and gas prices are reflected in both turnover and replacement cost operating profit for the fourth quarter 2001. Average liquids realizations declined by over $10 a barrel for the fourth quarter and $4 for the year; average natural gas realizations were down $1.48 per thousand cubic feet for the quarter and up slightly for the year. The impact of lower prices on turnover and replacement cost operating profit for the year was partly offset by the inclusion of ARCO and other portfolio changes for the whole year, compared to only around nine months (from April 14) for the same period in 2000. The special items for the quarter and the year included a $175 million impairment of our partner operated Venezuelan Lake Maracaibo operations, following a technical reassessment, $77 million additional severance costs, $60 million litigation and $10 million Grangemouth restructuring costs. The fourth quarter benefited from higher volumes and continued productivity driven cost savings with lifting costs declining versus the previous quarter and the equivalent quarter last year. The year also benefited from operational improvements.

Total hydrocarbon production for 2001 increased 5.5%, in line with our growth to target. Production for the fourth quarter was a record 3.5 mmboe/d, which was up over 3% compared with a year ago and up over 4% on a consistent current portfolio basis. Liquids production increased by over 4% and benefited from new production from Girassol in Angola, Northstar in Alaska and Qinghangdao in China as well as further production increases in Norway and the Gulf of Mexico. Natural gas production for the quarter was up 1.5% and 3.5% when adjusted for disposals.

The reserve replacement ratio was 191% with 2.2 billion barrels of oil equivalent booked through extensions, discoveries, revisions and improved recovery. Replacement exceeded production for the eighth consecutive year.

In support of continued growth, 2001 capital expenditure, at $8.9 billion (including $0.3 billion of acquisitions), was nearly $2.5 billion higher than last year. During the quarter, the Mad Dog development (BP 60.5% and operator), in the US Gulf of Mexico, was approved. Also, BP announced that the assets of Chernogorneft have been returned to Sidanco (BP 11.2%). This completes the restructuring of Sidanco with its debt substantially repaid, subsidiaries recovered and non-core assets disposed of. Sidanco is now positioned as a low cost Russian producer.

Page 9
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS AND POWER

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Turnover                                 - $m      7,452         8,553        39,208        21,013
  Total replacement cost operating profit  - $m        106           183           521           571

On January 1, 2001, the natural gas liquids (NGL) business located in North America was moved to Gas and Power from Refining and Marketing. Comparative information has been restated.

The decrease in turnover for the fourth quarter 2001 reflects the significant fall in natural gas prices, which has more than offset volume increases during the same period. The increase in turnover for the year is primarily due to higher sales volumes in the natural gas marketing and trading business. Replacement cost operating profit for the fourth quarter and year was $106 million and $521 million, respectively, compared with $183 million and $571 million for the corresponding periods in 2000. Profit for the quarter is down on a year ago due to lower contributions from trading and marketing and NGLs. Despite continued growth in gas sales volumes (up 13% on the fourth quarter of 2000), marketing and trading profit is down due to less favourable market conditions. NGL volumes have increased but margins are lower than a year ago. For the year, lower contribution from NGLs was partly offset by better results from marketing and trading and Ruhrgas. NGL margins have declined significantly relative to 2000 levels.

The BP gas and power business in Spain took part in the Spanish Release Gas programme, an initiative to liberalise the market in line with the European gas directive. BP captured 25% of the total 150 bcf of gas supply auctioned by the incumbent monopoly company.

The Tangguh LNG project (BP approximately 50%) in Eastern Indonesia has secured the first letter of intent for delivery of LNG to GNPower in the Philippines.

BP and Chevron Texaco have announced that they are to build and operate a 22.5 megawatt wind farm at their jointly owned Nerefco oil refinery in the Netherlands. It will generate electricity equivalent to the consumption of 20,000 households, displacing 20,000 tonnes of carbon dioxide emissions a year. The scheme will begin operations in the second half of 2002.

Page 10
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Turnover                                  - $m    26,528        32,708       120,233       107,883
  Total replacement cost operating profit   - $m       392           792         3,625         3,523
  Global Indicator Refining Margin (a)      - $/bbl   2.40          4.46          4.06          4.22

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

The decrease in turnover for the fourth quarter reflects lower retail and wholesale fuel prices. Turnover for the year primarily reflects the inclusion of ARCO for the whole of the year in 2001, compared to around nine months (from April 14) in 2000, the acquisition of Burmah Castrol on July 7, 2000 and the consolidation of the European fuels business with effect from August 1, 2000.

Replacement cost operating profit for the three months and year ended December 31, 2001 was $392 million and $3,625 million, respectively, including special charges of $213 million and $487 million. For the corresponding periods in 2000, replacement cost operating profit was $792 and $3,523 after special charges of $344 million and $595 million, respectively. The special charges for the fourth quarter comprised $146 million Castrol integration costs, $37 million associated with restructuring of operations at the Grangemouth, Scotland refinery and $30 million additional severance charges related to former ARCO employees. Special charges for the year also included rationalization costs in the downstream European commercial business. Lower profit for the fourth quarter was primarily the result of lower US and European refining margins. Refining throughputs in the quarter declined by 8% compared with the previous year because of the sale of the Mandan, North Dakota and Salt Lake City, Utah refineries in the third quarter of 2001 and a turnaround at the Whiting, Indiana refinery. Marketing volumes declined by 3% in the quarter, reflecting the slowdown in the world economy. Retail shop sales increased by 14% versus a year ago, reflecting the impact of new BP Connect stations and worldwide growth in shop sales. Average retail margins were little changed from a year ago, though fell away at the end of the quarter. Profit for the year reflects the benefit of the ARCO and Burmah Castrol acquisitions and the consolidation of the fuels business in Europe, and improved marketing volumes, offset by the effects of a larger refinery maintenance programme in 2001.

For the year marketing volumes increased by 11% (2% excluding portfolio changes). Retail shop sales grew 23% (7% excluding portfolio changes). We achieved a unit cash cost reduction of 6% during the year, compared to our target of 2.5%.

The clean fuels programme was rolled out to the 113th city by the end of the year. A total of 339 BP Connect stations were open at the end of the year, in the USA, Europe, Australia and New Zealand. In addition, we have reimaged in excess of 4,600 retail stations worldwide to incorporate BP's new Helios logo.

In December, BP received approval from the European Commission and German Cartel office for its acquisition of Veba Oel AG, subject to certain disposals. The deal, initially for a 51% interest, was completed on February 1, 2002. This completes one part of the arrangement initially announced in mid 2001.

Page 11
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Turnover                              - $m         2,481         2,754        11,515        11,247
  Total replacement cost                - $m           (67)          (82)          128           760
  operating profit
  Chemicals Indicator Margin (a)        - $/te         108 (b)       117 (c)       108 (b)       126 (c)

---------------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the fourth quarter is based on two months' actuals and one month of provisional data.

(c)  Restated following review of product margins with Chem Systems.

Turnover for the fourth quarter primarily reflects lower prices. For the year, the effect of lower prices was more than offset by the inclusion of 100% of Erdolchemie in 2001. Replacement cost operating loss for the three months ended December 31, 2001 was $67 million compared with $82 million for the prior year, including special charges of $106 million and $222 million, respectively. For the year, replacement cost operating profit was $128 million in 2000 compared with $760 million in the previous year, including special charges of $114 million and $276 million, respectively. Excluding special charges, fourth quarter profit reflected ongoing deterioration in market conditions during 2001. Profit for the year decreased due to a weaker trading environment, operational problems in the first half of 2001, and costs associated with restructuring to improve the efficiency of underlying operations.

Chemicals production of 6,048 thousand tonnes in the fourth quarter was just above the previous quarter, as a result of the Solvay joint venture and organic growth from our new linear alpha olefins, vinyl acetate monomer and ethyl acetate plants coming on stream. Production for the year was 22,716 thousand tonnes, up 3% on 2000 due to new production and acquired assets.

Major restructuring continued throughout 2001, aimed at repositioning the portfolio and lowering the cost base. Special charges for the year of $106 million and $114 million for the quarter and year, respectively, include charges for Grangemouth restructuring and those related to Erdolchemie and Solvay integration costs. In addition to special items, the fourth quarter and full year results include $36 million and $102 million, respectively, for rationalization costs.

During the quarter we announced further portfolio rationalization, including the sale of our butyl and isopropyl acetate business in Antwerp, Belgium, the closure of a high-density polyethylene facility as part of the restructuring at Grangemouth, Scotland, the idling of one of the polypropylene lines at Chocolate Bayou, USA and the cessation of alcohol production to concentrate on production of linear alpha olefins at Pasadena, USA.

Page 12
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Turnover                               - $m          216            51           783           249
  Replacement cost operating profit      - $m         (179)         (368)         (556)       (1,110)

Other businesses and Corporate comprises Finance, BP Solar, the Group's coal asset, aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

Replacement cost operating loss for the three months and year ended December 31, 2001 was $179 million and $556 million, respectively, after special charges of $73 million comprising additional severance charges mainly related to former ARCO employees. This compares with $368 million and $1,110 million for the corresponding periods in 2000, after special charges of $236 million and $488 million, respectively, comprising rationalization costs post the BP Amoco merger, ARCO integration costs and an environmental charge.

BP Solar increased its share of the world's solar market to 18% during 2001; production for the year was 30% higher. At the end of the year, as part of its global real estate strategy, BP completed the purchase of a new head office building in London, England. This will permit rationalization of other BP occupied London properties.

EXCEPTIONAL ITEMS

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
  Profit (loss) on sale of fixed assets and
    businesses and termination of operations  - $m     (38)           78           535           220
  Taxation credit (charge)                    - $m    (126)           94          (505)         (292)
                                                   -------       -------       -------        ------
  Exceptional items after taxation - $m               (164)          172            30           (72)
                                                   -------       -------       -------        ------

Exceptional items for the fourth quarter include losses on the termination or sale of chemicals activities and the sale of BP's interest in Kazakhstan pipeline ventures, largely offset by gains on the sale of our majority interest in Vysis and the Frontier and Mandan pipeline systems in the USA.

OUTLOOK

Demand for oil and gas is weaker than last year because of the global economy, a mild US winter and reduced jet fuel demand following the events of September 11. The crude oil market looks broadly balanced for the first half of 2002, if OPEC's latest round of quota reductions offset current demand weakness. Additional OPEC oil may be required in the second half of the year to balance the market if demand improves in line with an economic recovery.

In the US gas market, a combination of economic recovery and lower gas prices may boost demand over the course of 2002 whilst lower drilling activity could curtail domestic production growth. In the near term, high levels of gas in storage are likely to maintain the downward pressure on prices. UK gas fundamentals had improved following cold weather across Europe during November and December, though prices have eased recently, reflecting warmer weather.

Refining margins have been poor so far in 2002 and may remain under pressure in the near term because of weak oil product demand growth and relatively high inventories, especially in the key US market. Retail margins are currently weaker due to intense competitive pressure.

In Chemicals, the near-term pattern of demand is likely to be unchanged.

Page 13
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Outlook', with regard to trends in the trading environment, oil and gas prices, refining, marketing, NGL and chemicals margins, inventory and product stock levels, supply capacity, capital expenditure, working capital, profitability, results of operation, dividend payments liquidity or financial position and statements regarding our targets are all forward-looking in nature. Forward-looking statements are identified by such phrases as `will', `expects', `is expected to', `may', `is likely to', `intends' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts for 2000 and in the Annual Report on Form 20-F for 2000 filed with the US Securities and Exchange Commission.

2001 DIVIDENDS

On February 12,2002, BP p.l.c. announced a fourth quarterly dividend for 2001 of
5.75 cents per ordinary share of 25 cents (ordinary shares), representing $0.345 per American Depositary Share (ADS) amounting to $1,289 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was February 12, 2002, with payment to be made on March 18, 2002.

The dividend payable on March 18 2002 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.038) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.345, a gross dividend for tax purposes of $0.383 and a potential tax credit of $0.038 per ADS.

There is a Dividend Reinvestment Plan whereby holders of ordinary shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities. A dividend reinvestment facility is, however, available for holders of ADSs through the Direct Access Plan of Morgan Guaranty Trust Company of New York. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on March 18, 2002.

Page 14
                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                          ($ million, except per share amounts)

Turnover - Note 3                                   37,114        44,846       175,389       161,826
Less: joint ventures                                   297           284         1,171        13,764
                                                   -------        ------       -------       -------
Group turnover                                      36,817        44,562       174,218       148,062

Replacement cost of sales                           32,499        36,827       146,893       121,516
Production taxes - Note 4                              336           564         1,689         2,061
                                                   -------        ------       -------       -------
Gross profit                                         4,032         7,171        25,636        24,485
Distribution and administration expenses             2,499         2,875        10,918         8,535
Exploration expense - Note 5                           144           157           480           599
                                                   -------        ------       -------       -------
                                                     1,389         4,139        14,238        15,351
Other income                                           208           272           694           805
                                                   -------        ------       -------       -------
Group replacement cost operating profit              1,597         4,411        14,932        16,156
Share of profits of joint ventures                      91            92           443           808
Share of profits of associated undertakings            219           260           760           792
                                                   -------        ------       -------       -------
Total replacement cost operating profit
  Notes 6 and 7                                      1,907         4,763        16,135        17,756
Profit (loss) on sale of fixed assets and businesses
  and termination of operations - Note 8                38           (78)         (537)         (196)
                                                   -------        ------       -------       -------
Replacement cost profit before interest and tax
 - Note 6                                            1,869         4,841        16,670        17,976
Inventory holding gains (losses) - Note 9           (1,297)         (561)       (1,900)          728
                                                   -------        ------       -------       -------
Historical cost profit before interest and tax         572         4,280        14,770        18,704
Interest expense - Note 10                             414           611         1,670         1,770
                                                   -------        ------       -------       -------
Profit before taxation                                 158         3,669        13,100        16,934
Taxation - Note 11                                     537         1,242         5,017         4,972
                                                   -------        ------       -------       -------
Profit after taxation                                 (379)        2,427         8,083        11,962
Minority shareholders' interest                         26            17            73            92
                                                   -------        ------       -------       -------
Profit for the period                                 (405)        2,410         8,010        11,870
                                                   =======        ======       =======       =======
Earnings per ordinary share - cents (a)
   Basic                                             (1.78)        10.53         35.70         54.85
   Diluted                                           (1.76)        10.47         35.48         54.48
                                                   -------        ------       -------       -------
Earnings per American depositary share - cents (a)
   Basic                                            (10.68)        63.18         214.2         329.1
   Diluted                                          (10.56)        62.82         212.9         362.9
                                                   -------        ------       -------       -------
Average number of outstanding ordinary
  shares (millions)                                 22,396        22,516        22,436        21,638
                                                   =======        ======       =======       =======

Page 15
                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                    December 31, 2001               December 31, 2000
                                                        (Unaudited)
                                                                      ($ million)
Fixed assets
  Intangible assets                                            15,593                          16,893
  Tangible assets                                              77,410                          74,284
  Investments                                                  12,047                          11,962
                                                             --------                        --------
                                                              105,050                         103,007
Current assets
  Business held for resale                          -                             636
  Inventories                                   7,631                           9,234
  Receivables                                  26,669                          28,418
  Investments                                     450                             661
  Cash at bank and in hand                      1,358                           1,170
                                             --------                        --------
                                               36,108                          40,119
                                             --------                        --------

Current liabilities - falling due within one year
  Finance debt                                  9,090                           6,418
  Accounts payable and accrued liabilities     28,524                          31,298
                                             --------                        --------
                                               37,614                          37,716
                                             --------                        --------

Net current assets (liabilities)                               (1,056)                          2,403
                                                             --------                        --------
Total assets less current liabilities                         103,544                         105,410

Noncurrent liabilities
  Finance debt                                 12,327                          14,772
  Accounts payable and accrued liabilities      3,086                           3,842
  Provisions for  liabilities  and charges     13,137                          12,795
                                             --------                        --------
                                                               28,550                          31,409
                                                             --------                        --------
Net assets                                                     74,994                          74,001
Minority shareholders' interest                                   627                             585
                                                             --------                        --------

BP shareholders' interest (a) - Note 15                        74,367                          73,416
                                                             ========                        ========
Represented by:
Capital shares
  Preference                                                       21                              21
  Ordinary                                                      5,608                           5,632
Paid-in surplus                                                 4,014                           3,770
Merger reserve                                                 26,286                          26,869
Retained earnings                                              23,757                          36,668
Other reserves                                                    247                             456
                                                             --------                        --------
                                                               74,367                          73,416
                                                             ========                        ========

Page 16
                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
Net cash inflow from operating activities            5,547         5,779        22,409        20,416
                                                   -------       -------       -------       -------
Dividends from joint ventures                           12             -           104           645
                                                   -------       -------       -------       -------
Dividends from associated undertakings                 104           120           528           394
                                                   -------       -------       -------       -------
Servicing of finance and returns on investments
Interest received                                       83           100           256           444
Interest paid                                         (229)         (471)       (1,282)       (1,354)
Dividends received                                      35            30           132            42
Dividends paid to minority shareholders                (38)           (4)          (54)          (24)
                                                   -------       -------       -------       -------
Net cash outflow from servicing of finance            (149)         (345)         (948)         (892)
and returns on investments
                                                   -------       -------       -------       -------
Taxation
UK corporation tax                                   (454)          (428)       (1,058)         (869)
Overseas tax                                         (968)        (1,571)       (3,602)       (5,329)
                                                   -------       -------       -------       -------
Tax paid                                           (1,422)        (1,999)       (4,660)       (6,198)
                                                   -------       -------       -------       -------
Capital expenditure
Payments for fixed assets                          (3,688)        (3,689)      (12,214)      (10,101)
Proceeds from the sale of fixed assets                615            917         2,365         3,029
                                                   -------       -------       -------       -------
Net cash outflow for capital expenditure           (3,073)        (2,772)       (9,849)       (7,072)
                                                   -------       -------       -------       -------
Acquisitions and disposals
Investments in associated undertakings               (179)           (88)         (586)         (985)
Acquisitions, net of cash acquired                   (602)        (1,561)       (1,210)       (6,265)
Net investment in joint ventures                     (220)             -          (497)         (218)
Proceeds from the sale of businesses                  231            402           538         8,333
                                                   -------       -------       -------       -------
Net cash (outflow) inflow for                        (770)        (1,247)       (1,755)          865
acquisitions and disposals
                                                   -------       -------       -------       -------
Equity dividends paid                              (1,232)        (1,183)       (4,827)       (4,415)
                                                   -------       -------       -------       -------
Net cash inflow (outflow)                            (983)        (1,647)        1,002         3,743
                                                   =======       =======       =======       =======

Financing                                            (855)        (1,059)          972         3,413
Management of liquid resources                        (65)          (158)         (211)          452
Increase (decrease) in cash                           (63)          (430)          241          (122)
                                                  -------        -------       -------       -------
                                                     (983)        (1,647)        1,002         3,743
                                                  =======        =======       =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS95 format is included in Note 16.

Page 17
                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - continued

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities

Historical cost profit before interest and tax         572         4,280        14,770        18,704
Depreciation and amounts provided                    2,430         2,228         8,750         7,449
Exploration expenditure written off                     85            73           238           264
Share of profits of joint ventures and
  associated undertakings                             (303)         (350)       (1,194)       (1,853)
Interest and other income                             (132)          (79)         (478)         (360)
(Profit) loss on sale of fixed assets and businesses    36           (78)         (537)         (196)
Charge for provisions                                  187            33         1,008           702
Utilization of provisions                             (221)         (426)       (1,119)         (969)
Decrease (increase) in stocks                        1,368          (185)        1,490        (1,449)
Decrease (increase) in debtors                       1,241        (1,952)        1,989        (5,587)
Increase (decrease) in creditors                       284         2,235        (2,508)        3,711
                                                   -------       -------       -------       -------
Net cash inflow from operating activities            5,547         5,779        22,409        20,416
                                                   =======       =======       =======       =======

Financing
Long-term borrowing                                   (267)          (96)       (1,296)       (1,680)
Repayments of long-term borrowing                      434         1,359         2,602         2,353
Short-term borrowing                                (2,764)       (3,072)       (6,257)       (4,120)
Repayments of short-term borrowing                   1,656           148         4,823         4,821
                                                   -------       -------       -------       -------
                                                      (941)       (1,661)         (128)        1,374

Issue of ordinary share capital                        (13)          (16)         (181)         (257)
Repurchase of ordinary share capital                    99           618         1,281         2,001
Stamp duty reserve tax                                   -             -             -           295
                                                   -------       -------       -------       -------
Net cash outflow from financing                       (855)       (1,059)          972         3,413
                                                   =======       =======       =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS95 format is included in Note 16.

Page 18
                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
By business

Exploration and Production
   UK                                                 312            362         1,095           961
   Rest of Europe                                      99             85           329           195
   USA                                                862            897         4,155         3,179
   Rest of World                                      880            781         3,282         2,048
                                                  -------        -------       -------       -------
                                                    2,153          2,125         8,861         6,383
                                                  -------        -------       -------       -------
Gas and Power
   UK (a)                                              46             86            97           194
   Rest of Europe                                      45             13            82            16
   USA (b)                                             61              5           109            73
   Rest of World                                       57             23            71            53
                                                  -------        -------       -------       -------
                                                      209            127           359           336
                                                  -------        -------       -------       -------
Refining and Marketing
   UK (c)(d)                                          127            393           394         5,409
   Rest of Europe (d)                                 209            328           380         1,712
   USA (e)                                            623            652         1,311         1,092
   Rest of World                                      157            227           330           480
                                                  -------        -------       -------       -------
                                                    1,116          1,600         2,415         8,693
                                                  -------        -------       -------       -------
Chemicals
   UK                                                  26            210           205           620
   Rest of Europe (f)                                 294             17           917           112
   USA                                                167            166           460           349
   Rest of World                                      107            119           344           504
                                                  -------        -------       -------       -------
                                                      594            512         1,926         1,585
                                                  -------        -------       -------       -------

Other businesses and corporate (g)                    356            596           563        30,616
                                                  -------        -------       -------       -------
                                                    4,428          4,960        14,124        47,613
                                                  =======        =======       =======       =======
By geographical area
   UK                                                 745          1,144         2,128         7,438
   Rest of Europe                                     709            443         1,787         2,041
   USA                                              1,758          1,796         6,160        34,037
   Rest of World                                    1,216          1,577         4,049         4,097
                                                  -------        -------       -------       -------
                                                    4,428          4,960        14,124        47,613
                                                  =======        =======       =======       =======

---------------

(a) 4Q 2000 included $62 million for the second instalment on two LNG ships. Year 2000 also included investment in Great Yarmouth Power Station plus the first and second instalment on the two LNG ships.
(b) Year 2000, 4Q 2001 and year 2001 included investment in Green Mountain Energy Company.
(c) Year 2000 included $4,686 million for the purchase of Burmah Castrol's issued share capital. 4Q and year 2000 included $175 million for the acquisition of the minority interest in Castrol India.
(d) Year 2000 included $1,450 million for the acquisition of the Mobil share of the European Joint Venture.
(e) 4Q and year 2000 included $110 million for the Olympic pipeline and $70 million for Exxon's aviation lubricants business.
(f) 4Q 2001 included the formation of the joint venture with Solvay. Year 2001 also included the acquisition of Bayer's 50% interest in Erdolchemie.
(g) 4Q and year 2000 included $416 million for the investment in Sinopec. Year 2000 included $27,506 million for the acquisition of ARCO, $1,688 million for the acquisition of the minority interest in Vastar and $578 million for the acquisition of a 2.2% interest in PetroChina.

Page 19
                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
Average oil realizations (a) - $/bbl
   UK                                                18.53         28.55         23.55         27.38
   USA                                               17.05         28.02         21.87         25.94
   Rest of World                                     17.70         27.48         21.90         26.49
   BP average                                        17.72         28.08         22.50         26.63

   Brent oil price                                   19.41         29.56         24.44         28.44
   West Texas Intermediate oil price                 20.31         31.99         25.89         30.38
   Alaska North Slope US West Coast                  17.79         29.42         23.18         28.35

Average natural gas realizations - $/mcf
   UK                                                 3.15          3.03          3.07          2.42
   USA                                                2.06          5.15          3.99          3.72
   Rest of World                                      1.99          2.63          2.52          2.25
   BP average                                         2.28          3.76          3.30          2.91

Henry Hub gas price (b) ($/mmBtu)                     2.45          5.28          4.26          3.90

Global Indicator Refining Margins (c) - $/bbl
   Northwest Europe                                   1.53          3.63          2.24          3.35
   US Gulf Coast                                      1.79          3.78          4.84          3.99
   Midwest                                            2.63          3.54          6.05          4.03
   US West Coast                                      6.25         10.21          8.60          8.77
   Singapore                                          1.20          2.18          0.90          2.11
   BP average                                         2.40          4.46          4.06          4.22

Chemicals Indicator Margin (d) - $/te                  108(e)        117(f)        108(e)        126(f)

---------------

(a)  Crude oil and natural gas liquids.
(b)  Henry Hub First of Month Index.
(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.
(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.
(e) Provisional. The data for the fourth quarter is based on two months' actuals and one month of provisional data.
(f)  Restated following review of product margins with Chem Systems.


US dollar/sterling exchange rates

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
Average rates for the period                          1.44          1.45          1.44          1.51
Period-end rates                                      1.45          1.49          1.45          1.49
                                                   =======       =======        ======       =======

Page 20
                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
Special items

   Exploration and Production
   UK                                                   70             5            70           117
   Rest of Europe                                        -             -             -             -
   USA                                                  77            25            77           312
   Rest of World                                       175            19           175            95
                                                   -------       -------       -------       -------
                                                       322            49           322           524
                                                   -------       -------       -------       -------
   Gas and Power
   UK                                                    -             -             -             -
   Rest of Europe                                        -             -             -             -
   USA                                                   -             -             -             -
   Rest of World                                         -             -             -             -
                                                   -------       -------       -------       -------
                                                         -             -             -             -
                                                   -------       -------       -------       -------
   Refining and Marketing
   UK                                                   70            59           131            73
   Rest of Europe                                       44            38           167            89
   USA                                                  63           188            82           358
   Rest of World                                        36            59           107            75
                                                   -------       -------       -------       -------
                                                       213           344           487           595
                                                   -------       -------       -------       -------
  Chemicals
   UK                                                   89             1            89             6
   Rest of Europe                                       33            18            41            20
   USA                                                 (16)           18           (16)           65
   Rest of World                                         -           185             -           185
                                                    -------       -------       -------       -------
                                                       106           222           114           276
                                                    -------       -------       -------       -------
  Other businesses and corporate
   UK                                                    -            63             -           119
   Rest of Europe                                        -             -             -             -
   USA                                                  73           173            73           369
   Rest of World                                         -             -             -             -
                                                    -------       -------       -------       -------
                                                        73           236            73           488
                                                    -------       -------       -------       -------
   Total special items before interest                 714           851           996         1,883
   Interest - bond redemption charges                    -           111            62           111
                                                   -------       -------       -------       -------
   Total                                               714           962         1,058         1,994
                                                   =======       =======       =======       =======

Acquisition amortization

   Exploration and Production
   UK                                                   41            30           151            85
   USA                                                 323           373         1,474         1,058
   Rest of World                                        33            10           134            31
                                                   -------       -------       -------       -------
                                                       397           413         1,759         1,174
                                                   -------       -------       -------       -------
   Refining and Marketing
   UK                                                   99           104           394           208
   USA                                                  81            81           324           232
                                                   -------       -------       -------       -------
                                                       180           185           718           440
                                                   =======       =======       =======       =======
   Total                                               577           598         2,477         1,614
                                                   =======       =======       =======       =======

Page 21
                                 BP p.l.c. AND SUBSIDIARIES
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The financial statements and notes included in this Report for the year ended December 31, 2001 do not constitute statutory accounts. It is an extract from the 2001 annual accounts (except Notes 16 and 17), approved by a duly appointed and authorized committee of the Board of Directors at the Results Committee on February 12, 2002, but not yet delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified. The accounting policies used in preparing the 2001 annual accounts are consistent with those applied in the preceding annual accounts. The results for the three months ended December 31, 2001 and 2000 are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Business held for resale

     The sale of Foseco was completed during the third quarter of 2001. The other former Burmah Castrol chemicals businesses originally categorized as businesses held for resale will for now be retained and have been included within the Chemicals segment from July 1, 2001.

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
3. Turnover
   By business
   Exploration and Production                        5,336         8,965        28,229         30,942
   Gas and Power                                     7,452         8,553        39,208         21,013
   Refining and Marketing                           26,528        32,708       120,233        107,883
   Chemicals                                         2,481         2,754        11,515         11,247
   Other businesses and corporate                      216            51           783            249
                                                   -------        ------      --------       --------
                                                    42,013        53,031       199,968        171,334
   Less: sales between businesses                    5,196         8,469        25,750         23,272
                                                   -------        ------      --------       --------
   Group excluding joint ventures                   36,817        44,562       174,218        148,062
   Sales of joint ventures                             297           284         1,171         13,764
                                                   -------        ------      --------       --------
                                                    37,114        44,846       175,389        161,826
                                                   =======        ======      ========       ========

   By geographical area
   UK                                               11,432        11,982        47,618         45,400
   Rest of Europe                                    8,657        11,217        36,701         20,553
   USA                                              16,039        19,023        84,696         71,084
   Rest of World                                     7,285         9,406        33,911         31,014
                                                   -------        ------      --------       --------
                                                    43,413        51,628       202,926        168,051
   Less: Sales between areas                         6,596         7,066        28,708         19,989
                                                   -------        ------      --------       --------
   Group excluding joint ventures                   36,817        44,562       174,218        148,062
                                                   =======        ======      ========       ========
   Sales of joint ventures
   UK                                                   13             -            13          3,314
   Rest of Europe                                       30             -            30         12,316
   USA                                                  82            87           318            270
   Rest of World                                       172           197           810            686
                                                   -------        ------      --------       --------
                                                       297           284         1,171         16,586
   Less: sales between areas                             -             -             -          2,822
                                                   -------        ------      --------       --------
                                                       297           284         1,171         13,764
                                                   =======        ======      ========       ========
4. Production taxes
   UK petroleum revenue tax                            147           162           600            707
   Overseas production taxes                           189           402         1,089          1,354
                                                   -------        ------      --------       --------
                                                       336           564         1,689          2,061
                                                   =======        ======      ========       ========

Page 22
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
5. Exploration expense
   Exploration and Production
      UK                                                 9            13            14            36
      Rest of Europe                                     7            10            22            42
      USA                                               82            72           256           257
      Rest of World                                     46            62           188           264
                                                   -------       -------       -------       -------
                                                       144           157           480           599
                                                   =======       =======       =======       =======

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 3 of BP`s Annual Report on Form 20-F for the year ended December 31, 2000.

7.   Total replacement cost operating profit
     By business
     Exploration and Production
     UK                                                571         1,082         3,424         4,043
     Rest of Europe                                    144           232           748           826
     USA                                               440         1,678         4,629         5,114
     Rest of World                                     500         1,246         3,616         4,029
                                                   -------       -------       -------       -------
                                                     1,655         4,238        12,417        14,012
                                                   -------       -------       -------       -------
     Gas and Power
     UK                                                (29)            1            58            14
     Rest of Europe                                     61            54           181           148
     USA                                                45            29           265           104
     Rest of World                                      29            99            17           305
                                                   -------       -------       -------       -------
                                                       106           183           521           571
                                                   -------       -------       -------       -------
     Refining and Marketing
     UK                                               (197)          (71)         (475)          173
     Rest of Europe                                    227           354           762           753
     USA                                                59           388         2,637         2,211
     Rest of World                                     303           121           701           386
                                                   -------       -------       -------       -------
                                                       392           792         3,625         3,523
                                                   -------       -------       -------       -------
     Chemicals
     UK                                                (75)           10          (216)          (71)
     Rest of Europe                                     (1)           15           185           286
     USA                                                (9)           56            62           581
     Rest of World                                      18          (163)           97           (36)
                                                   -------       -------       -------       -------
                                                       (67)          (82)          128           760
                                                   -------       -------       -------       -------
     Other businesses and corporate                   (179)         (368)         (556)       (1,110)
                                                   -------       -------       -------       -------
                                                     1,907         4,763        16,135        17,756
                                                   =======       =======       =======       =======
     By geographical area
     UK                                                375           834         2,668         3,773
     Rest of Europe                                    388           608         1,814         2,013
     USA                                               243         2,026         7,049         7,296
     Rest of World                                     901         1,295         4,604         4,674
                                                   -------       -------       -------       -------
                                                     1,907         4,763        16,135        17,756
                                                   =======       =======       =======       =======

Page 23
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
8. Analysis of exceptional items
   Profit (loss) on sale of fixed assets and
   businesses and termination of operations
   Exploration and Production                          (85)          (96)          195           119
   Gas and Power                                         -             2            (1)            1
   Refining and Marketing                               18           (87)          471            98
   Chemicals                                          (130)           28          (297)         (212)
   Other businesses and corporate                      159           231           167           214
                                                   -------       -------       -------       -------
   Exceptional items before taxation                   (38)           78           535           220
   Taxation charge                                    (126)           94          (505)         (292)
                                                   -------       -------       -------       -------
   Exceptional items after taxation                   (164)          172            30           (72)
                                                   =======       =======       =======       =======

9. Inventory holding gains (losses)
   Exploration and Production                           (5)           (1)           (6)            4
   Gas and Power                                       (20)          (11)          (81)           11
   Refining and Marketing                           (1,138)         (520)       (1,583)          620
   Chemicals                                          (134)          (29)         (230)           93
                                                   -------       -------       -------       -------
                                                    (1,297)         (561)       (1,900)          728
                                                   =======       =======       =======       =======

10.Interest expense
   Group interest payable (a)                          286           532         1,308         1,482
   Capitalized                                          (7)          (42)          (81)         (119)
                                                   -------       -------       -------       -------
                                                       279           490         1,227         1,363
   Joint ventures                                       21            19            70            78
   Associated undertakings                              26            42           135           140
   Unwinding of discount on provisions                  46            60           196           189
   Change in discount rate for provisions               42             -            42             -
                                                   -------       -------       -------       -------
                                                       414           611         1,670         1,770
                                                   =======       =======       =======       =======
(a)Includes charges relating to the
   early redemption of debt (a)                          -           111            62           111
                                                   -------       -------       -------       -------

11.Charge for taxation
   United Kingdom                                      174           334           940         1,207
   Overseas                                            363           908         4,077         3,765
                                                   -------       -------       -------       -------
                                                       537         1,242         5,017         4,972
                                                   =======       =======       =======       =======

Page 24
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
12.Return on average capital employed (ROACE)

   Replacement cost basis
   Replacement cost profit before
     exceptional items                               1,056         2,799         9,880        11,214
   Interest                                            414           611         1,670         1,770
   Minority shareholders' interest                      26            17            73            92
                                                   -------       -------       -------       -------
                                                     1,496         3,427        11,623        13,076
                                                    ======       =======       =======       =======
   Average capital employed                         97,025        94,402        95,829        86,214*
   ROACE                                               6.2%           15%         12.1%           16%
                                                   -------       -------       -------       -------

   Acquisitions and special items adjustments
   Acquisition amortization                            577           598         2,477         1,614
   Special items (post tax)                            571           582           775         1,343
   Average capital employed                         18,275        20,762        19,225        20,755*
   ROACE - pro forma basis adjusted
     for special items                                13.4%           25%         19.4%           23%
                                                   -------       -------       -------       -------
   Historical cost basis
   Historical cost profit after exceptional items     (405)        2,410         8,010        11,870
   Interest                                            414           611         1,670         1,770
   Minority shareholders' interest                      26            17            73            92
                                                   -------       -------       -------       -------
                                                        35         3,038         9,753        13,732
                                                   =======       =======       =======       =======
   ROACE                                               0.1%           13%         10.2%           17%
                                                   =======       =======       =======       =======

* As the acquisition of ARCO was completed in April 2000 and Burmah Castrol in July 2000, the average capital employed for 2000 has been calculated as the average of the four discrete quarters.


13.Analysis of changes in net debt
   Opening balance
   Finance debt                                     20,474        19,688        21,190        14,544
   Less:Cash                                         1,438         1,607         1,170         1,331
        Current asset investments                      519           862           661           220
                                                   -------       -------       -------       -------
   Opening net debt                                 18,517        17,219        19,359        12,993
                                                   -------       -------       -------       -------
   Closing balance
   Finance debt                                     21,417        21,190        21,417        21,190
   Less:Cash                                         1,358         1,170         1,358         1,170
        Current asset investments                      450           661           450           661
                                                   -------       -------       -------       -------
   Closing net debt                                 19,609        19,359        19,609        19,359
                                                   -------       -------       -------       -------
   Decrease (increase) in net debt                  (1,092)       (2,140)         (250)       (6,366)
                                                   =======       =======       =======       =======

   Movement in cash/bank overdrafts                   (63)          (430)          241          (122)
   (Decrease) increase in current
      asset investments                               (65)          (158)         (211)          452
   Net cash (inflow) outflow from
     financing (excluding share capital)             (941)        (1,661)         (128)        1,374
   Other movements                                    (17)           (24)          (36)          (44)
   Debt acquired                                       (8)             -           (55)       (8,072)
                                                   -------       -------       -------       -------
   Movements in net debt before
     exchange effects                              (1,094)        (2,273)         (189)       (6,412)
   Exchange adjustments                                 2            133           (61)           46
                                                   -------       -------       -------       -------
   Decrease (increase) in net debt                 (1,092)        (2,140)         (250)       (6,366)
                                                   =======       =======       =======       =======

Page 25
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
 14.Net debt ratio - net debt: net debt + equity
    Gross debt                                      21,417        21,190        21,417        21,190
    Cash and current asset investments               1,808         1,831         1,808         1,831
                                                   -------       -------       -------       -------
    Net debt                                        19,609        19,359        19,609        19,359
    Equity                                          74,994        74,001         74,94        74,001
                                                   -------       -------       -------       -------
    Net debt ratio                                      21%           21%           21%           21%
    Acquisition adjustment (a)                      17,986        20,463        17,986        20,463
                                                   -------       -------       -------       -------
    Net debt ratio - pro forma basis (b)                26%           27%           26%           27%
                                                   =======       =======       =======       =======

   ---------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.


 15.Movement in BP shareholders' interest                         $ million

    Balance at December 31, 2000                                     73,416

    Profit for the period                                             8,010
    Distribution to shareholders                                     (4,935)
    Currency translation differences                                   (908)
    Employee share schemes                                              181
    Share buyback                                                    (1,281)
    Redemption of ARCO preference shares                               (116)
                                                                    -------
    Balance at December 31, 2001                                     74,367
                                                                    =======

Page 26
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.   Consolidated statement of cash flows presented on a SFAS95 format

                                                      Three months ended              Year ended
                                                          December 31                 December 31
                                                          (Unaudited)
                                                      2001          2000          2001          2000
                                                      ------------------          ------------------
                                                                        ($ million)
   Operating activities
   Profit after taxation                              (379)        2,427         8,083        11,962
   Adjustments to reconcile profits after tax to
   net cash provided by operating activities
   Depreciation and amounts provided                 2,430         2,228         8,750         7,449
   Exploration expenditure written off                  85            73           238           264
   Share of profits of joint ventures and
     associates less dividends received                (52)          (78)          (60)         (377)
   (Profit) loss on sale of businesses
     and fixed assets                                   36           (78)         (537)         (196)
   Working capital movement (see analysis below)     2,087          (578)        1,319        (2,848)
   Other                                               (71)         (393)         (225)       (1,650)
                                                   -------       -------       -------       -------
   Net cash provided by operating activities         4,136         3,601        17,568        14,604
                                                   -------       -------       -------       -------

   Investing activities
   Capital expenditures                             (3,695)       (3,731)      (12,295)      (10,220)
   Acquisitions, net of cash acquired                 (602)       (1,561)       (1,210)       (6,265)
   Investment in associated undertakings              (179)          (88)         (586)         (985)
   Net investment in joint ventures                   (220)            -          (497)         (218)
   Proceeds from disposal of assets                    846         1,319         2,903        11,362
                                                   -------       -------       -------       -------
   Net cash used in investing activities            (3,850)       (4,061)      (11,685)       (6,326)
                                                   -------       -------       -------       -------

   Financing activities
   Net proceeds from shares (repurchased) issued       (86)         (602)       (1,100)       (2,039)
   Proceeds from long-term financing                   267            96         1,296         1,680
   Repayments of long-term financing                  (434)       (1,359)       (2,602)       (2,353)
   Net increase (decrease) in short-term debt        1,108         2,924         1,434          (701)
   Dividends paid - BP shareholders                 (1,232)       (1,183)       (4,827)       (4,415)
                  - Minority shareholders              (38)           (4)          (54)          (24)
                                                   -------       -------       -------       -------
   Net cash used in financing activities              (415)         (128)       (5,853)       (7,852)
                                                   -------       -------       -------       -------
   Currency translation differences
     relating to cash and cash equivalents             (20)          (50)          (53)          (50)
                                                   -------       -------       -------       -------
   (Increase) decrease in cash and
     cash equivalents                                 (149)         (638)          (23)          376
                                                   -------       -------       -------       -------
   Cash and cash equivalents at
     beginning of period                             1,957         2,469         1,831         1,455
                                                   -------       -------       -------       -------
   Cash and cash equivalents at end of period        1,808         1,831         1,808         1,831
                                                   =======       =======       =======       =======
   Analysis of working capital movement
   Decrease (increase) in inventories                1,368          (185)        1,490        (1,449)
   Decrease (increase) in receivables                1,202        (1,904)        1,905        (5,501)
   (Decrease) increase in current
     liabilities (excluding finance debt)             (483)        1,511        (2,076)        4,102
                                                   -------       -------       -------       -------
   Total working capital movement                    2,087          (578)        1,319        (2,848)
                                                   =======       =======       =======       =======

Page 27
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.Restatement of 2000 segment information

   On January 1, 2001 the natural gas liquids (NGL) operations located in the USA and Canada, were moved to the Gas and Power business from Refining and Marketing. Comparative information for 2000 has been restated as shown below.

                                                         First     Second      Third     Fourth
                                                       Quarter    Quarter    Quarter    Quarter     2000
                                                       -------------------------------------------------
                                                                           ($ million)

   Replacement cost operating profit

   Previously reported Refining and Marketing total        674      1,271      1,048        915    3,908
   Previously reported Gas and Power total                  52         26         48         60      186
                                                       =================================================

   Restated as:

   Refining and Marketing

     UK                                                     33        148         63        (71)    173
     Rest of Europe                                         36        130        233        354     753
     USA                                                   409        814        600        388   2,211
     Rest of World                                         106         91         68        121     386
                                                       ------------------------------------------------
                                                           584      1,183        964        792   3,523
                                                       =================================================

   Gas and Power

     UK                                                    (5)          4         14          1      14
     Rest of Europe                                        55          11         28         54     148
     USA                                                   14          47         14         29     104
     Rest of World                                         78          52         76         99     305
                                                       ------------------------------------------------
                                                          142         114        132        183     571
                                                       =================================================

   Turnover

   Previously reported Refining and Marketing total    20,778      25,120     32,555     34,362 112,815

   Previously reported Gas and Power total              2,173       2,772      4,237      6,899  16,081
                                                       =================================================

   Restated as:

   Refining and Marketing                              19,696      24,168     31,311     32,708 107,883

   Gas and Power                                        3,255       3,724      5,481      8,553  21,013
                                                       =================================================

Page 28
                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17.Restatement of 2000 segment information - concluded

                                                         First     Second      Third     Fourth
                                                       Quarter    Quarter    Quarter    Quarter     2000
                                                       -------------------------------------------------
                                                                           ($ million)


   Exceptional items

   Previously reported Refining and Marketing total         19         5         160       (85)       99
   Previously reported Gas and Power total                   -         -           -         -         -
                                                       =================================================
   Restated as:

   Refining and Marketing                                   19         5         161       (87)       98
   Gas and Power                                             -         -          (1)        2         1
                                                       =================================================

   Capital expenditure and acquisitions

   Previously reported Refining and Marketing total      1,102       518       5,504     1,626     8,750
   Previously reported Gas and Power total                   7        57         114       101       279
                                                       =================================================

   Restated as:

   Refining and Marketing

     UK                                                    889       29        4,098       393     5,409
     Rest of Europe                                         44       65        1,275       328     1,712
     USA                                                    76      334           30       652     1,092
     Rest of World                                          87       76           90       227       480
                                                       -------------------------------------------------
                                                         1,096      504        5,493     1,600     8,693
                                                       =================================================

   Gas and Power

     UK                                                      2       28           78        86       194
     Rest of Europe                                          1        1            1        13        16
     USA                                                     1       30           37         5        73
     Rest of World                                           9       12            9        23        53
                                                       -------------------------------------------------
                                                            13       71          125       127       336
                                                       =================================================

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      BP p.l.c.
                                    (Registrant)





Dated: February 19, 2002                          /S/ D. J. PEARL
                                                  ............................
                                                   D. J. PEARL
                                                   Deputy Company Secretary